UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                         Guilford Pharmaceuticals Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   011436226
                                 (CUSIP Number)


                                December 11, 2003
            (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No.  011436226
_____________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Smithfield Fiduciary LLC - not applicable
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                       (a)  [X]
                                                       (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    1,385,935 shares of Common Stock
BENEFICIALLY
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
EACH           _______________________________________________________________

REPORTING      (7)  SOLE DISPOSITIVE POWER
                                                -0-
PERSON WITH    _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 4.87% as of the date of this Statement. (Based on 33,850,394 shares of Common Stock issued and outstanding as of the date of this Statement, plus the shares of Common Stock issuable upon the exercise of the Warrants described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company





CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Highbridge International LLC - not applicable
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                         (a)  [X]
                                                         (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    1,385,935 shares of Common Stock
BENEFICIALLY
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
EACH
                    $12,000,000 principal amount of 5% Convertible
REPORTING           Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 1,923,077 shares of Common Stock).
PERSON WITH         See footnote 1 in Item 4.
               _______________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 9.95% as of the date of this Statement. (Based on 33,850,394 shares of Common Stock issued and outstanding as of the date of this Statement, plus the shares of Common Stock issuable upon the exercise of the Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company





CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Highbridge Capital Corporation - not applicable
______________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands, British West Indies
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    1,385,935 shares of Common Stock
BENEFICIALLY
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
EACH
                    $12,000,000 principal amount of 5% Convertible
REPORTING           Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 1,923,077 shares of Common Stock).
PERSON WITH         See footnote 1 in Item 4.
               _______________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 9.95% as of the date of this Statement. (Based on 33,850,394 shares of Common Stock issued and outstanding as of the date of this Statement, plus the shares of Common Stock issuable upon the exercise of the Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       BD - Broker Dealer





CUSIP No.  011436226
______________________________________________________________________________

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Highbridge Capital Management, LLC - 13-3993048
______________________________________________________________________________

     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                        (a)  [X]
                                                        (b)  [ ]
______________________________________________________________________________

     (3)    SEC USE ONLY
______________________________________________________________________________

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            State of Delaware
______________________________________________________________________________

               (5)  SOLE VOTING POWER
                                                -0-
               _______________________________________________________________
NUMBER OF
               (6)  SHARED VOTING POWER
SHARES
                    1,385,935 shares of Common Stock
BENEFICIALLY
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for an aggregate of 277,187 shares of Common Stock).
                    See footnote 1 in Item 4.
EACH
                    $12,000,000 principal amount of 5% Convertible
REPORTING           Subordinated Notes due July 1, 2008 (convertible into an
                    aggregate of 1,923,077 shares of Common Stock).
PERSON WITH         See footnote 1 in Item 4.
               _______________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                                                -0-
               _______________________________________________________________

               (8)  SHARED DISPOSITIVE POWER
                        See Row 6 above.
______________________________________________________________________________

     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            See Row 6 above.
______________________________________________________________________________

     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                       [ ]
______________________________________________________________________________

     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)

             Approximately 9.95% as of the date of this Statement. (Based on 33,850,394 shares of Common Stock issued and outstanding as of the date of this Statement, plus the shares of Common Stock issuable upon the exercise of the Warrants described above and upon conversion of the Convertible Subordinated Notes described above.)
______________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
                                       OO - Limited Liability Company





Item 1.

(a)  Name of Issuer

	Guilford Pharmaceuticals Inc.

(b)  Address of Issuer's Principal Executive Offices:

	6611 Tributary Street
	Baltimore, Maryland  21224

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


 Smithfield Fiduciary LLC
 The Anchorage Centre, 2nd Floor
 Harbor Drive, George Town,
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge International LLC
 The Anchorage Centre, 2nd Floor
 Harbor Drive, George Town,
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge Capital Corporation
 The Anchorage Centre, 2nd Floor
 Harbour Drive, George Town,
 Grand Cayman, Cayman Islands, British West Indies
 Citizenship: Cayman Islands, British West Indies

 Highbridge Capital Management, LLC
 9 West 57th Street, 27th Floor
 New York, New York  10019
 Citizenship: State of Delaware


(d)  Title of Class of Securities
	Common Stock, par value $0.01 per share

(e)  CUSIP Number	011436226


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.	Ownership

(a)  Amount Beneficially Owned

     1,385,935 shares of Common Stock

     Warrants to purchase shares of Common Stock (exercisable for an aggregate of 277,187 shares of Common Stock). /1/

     $12,000,000 principal amount of 5% Convertible Subordinated Notes due July 1, 2008 (convertible into an aggregate of 1,923,077 shares of common stock). /1/

(b)  Percent of Class

     Approximately 9.95% as of the date of this Statement. (Based on 33,850,394 shares of Common Stock issued and outstanding as of the date of this Statement, plus the shares of Common Stock issuable upon the exercise of the Warrants described above and upon conversion of the Convertible Subordinated Notes described above.) /1/

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See Item 4(a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.


/1/ The securities reported herein include securities that the Reporting Persons may acquire in the future upon (i) the exercise of warrants to purchase up to 277,187 shares of Common Stock up to and including December 11, 2010 at an exercise price of $7.55 per share (the "Warrants") and (ii) the conversion of up to $12,000,000 principal amount of the Issuer's 5% Convertible Subordinated Notes due July 1, 2008 into up to 1,923,077 shares of Common
Stock at a conversion price of $6.24.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise such Warrants to the extent that such exercise would cause the Reporting Persons to be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Act.


Item 5.  Ownership of Five Percent or Less of a Class

		Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		Inapplicable

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 19th day of December, 2003


SMITHFIELD FIDUCIARY LLC


By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director





                        Exhibit Index
                        -------------

              Exhibit                  Description
              -------                  -----------

                 1               Joint Filing Agreement